FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒                Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       ]

NATIONAL BANK OF GREECE S.A.
ANNOUNCEMENT

Information bulletin under Law 3401/2005, article 4, regarding the listing for trading of new NBG shares deriving from a share capital increase through capitalization of taxed profit for 2006, with distribution of bonus shares to staff

Regarding the distribution of new bonus shares to its staff, National Bank of Greece S.A. wishes to inform the investing public of the following:

In line with the Bank’s policy to reward the staff’s contribution to achieving NBG’s goals and to enhance incentives with a view to further growth of the Bank and the Group, NBG’s Board of Directors decided, and the General Meeting of Shareholders approved on 25 May 2007, a staff bonus share distribution scheme.

The scheme is in line with the provisions of articles 16, par. 2 case (f) of the Companies’ Act 2190/1920 and 1 of Presidential Decree 30/1988.

The bonus shares distributed to staff derived from NBG’s share capital increase through capitalization of an equivalent amount of taxed profit for the financial year 2006. Since the said shares are issued in favour of staff, as per the aforesaid provisions, the exercise of preemptive rights in favour of existing shareholders does not apply.

Specifically, the share capital increased by €1,750,000.00, with the issue of 350,000 new shares, of a par value of €5.00 each and issue price at par, through capitalization of an equivalent amount of taxed profit for the financial year 2006.

The said shares are registered, bearing immediate and full voting rights and the right to a dividend, but for a period of three years from the date of their issue cannot be transferred unless there is prior approval by the General Meeting, pursuant to Presidential Decree 30/1988.

The shares were allocated on the basis of employee position and operational level of responsibility.

Beneficiaries of this scheme are the Bank’s employees as at the date of the General Meeting of Shareholders, excluding Senior Management, Division Managers and those who participated in the stock options programme.

As a result of the aforesaid increase, articles 4 and 39 of the Bank’s articles of association have been amended. The share capital has risen to €2,378,186,095.00 and is divided into 475,637,219 shares, of a nominal value of €5.00 each.

Minister of Development Resolution K2-10375/2007 approving the amendment to the relevant article of the Bank’s Articles of Association was entered on 5 July 2007 in the Register of Sociétés Anonymes. Certification of payment of the increase in the Bank’s Share Capital was carried out by virtue of Resolution 1337/24.9.2007 of the Board of Directors.

Mr. Ioannis Kyriakopoulos, Manager of the Financial and Management Accounting Division (tel.: +30 210-3695701), and Mr. George Kalantzis, Deputy Manager of the Financial and Management Accounting Division (tel.: +30 210-3695711), are responsible for the preparation of this information bulletin and the accuracy of its contents.

Those interested may obtain a copy of the information bulletin from the Bank’s offices (Eolou 93, Megaro Mela, Athens), or by visiting the Bank’s web site (www.nbg.gr).

Those requiring further information can contact, during office hours, the Bank’s offices (Eolou 93, Megaro Mela, Athens), and specifically Mr. Michael Frousios (tel.: +30 210-3343411).

Athens, 27 September, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date : 28th September, 2007	/s/ Ioannis Pehlivanidis
(Registrant)
Vice Chairman - Deputy Chief Executive Officer